April 1, 2010

Mail Stop 3010

Mr. Edward A. Stokx
Chief Financial Officer
PS Business Parks, Inc.
701 Western Ave.
Glendale, CA 91202

      RE: **PS Business Parks, Inc.**
                Forms 10-K and 10-K/A for the period ended December 31, 2008
                Filed February 26, 2009 and June 17, 2009
                Form DEF 14A filed April 1, 2009
                File No. 1-10709

Dear Mr. Stokx:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Kristi Marrone
                Staff Accountant